Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation by any person to acquire, purchase or subscribe for shares or other securities of Kingsoft Cloud Holdings Limited (the “Company”). Prospective investors should read the listing document dated December 23, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

This announcement is not an offer of securities for sale in the United States. No securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling securities holder and that will contain detailed information about the company and management, as well as financial statements.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

LISTING BY WAY OF INTRODUCTION
ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Liquidity Arrangements regarding the Average Daily Trading Volume of the Shares on the Hong Kong Stock Exchange

Joint Sponsors

Joint Financial Advisors

The Company issues this announcement to provide updates on the average daily trading volume of its Shares on the Hong Kong Stock Exchange.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated December 23, 2022 (the “Formal Notice”), the announcement regarding clarification on Formal Notice dated December 28, 2022 (the “December 28 Announcement”), the announcement regarding previous trading day trading information in respect of the ADSs on the Nasdaq dated December 30, 2022 (the “December 30 Announcement”) and the announcements regarding liquidity arrangements regarding the average daily trading volume of the Shares on the Hong Kong Stock Exchange dated January 6, 2023, January 13, 2023, January 20, 2023, January 27, 2023, February 3, 2023, February 10, 2023, February 17, 2023, February 24, 2023, March 3, 2023 and March 10, 2023 (the “Weekly Liquidity Announcements”) issued by the Company before deciding to invest in the Shares or the ADSs.

INTRODUCTION

We refer to the Listing Document, the Formal Notice, the December 28 Announcement, the December 30 Announcement and the Weekly Liquidity Announcements issued by the Company.

As at the date of this announcement, the total number of issued Shares is 3,805,284,801.

LIQUIDITY ARRANGEMENTS REGARDING THE AVERAGE DAILY TRADING VOLUME OF OUR SHARES ON THE HONG KONG STOCK EXCHANGE

Dealings in our Shares on the Hong Kong Stock Exchange commenced on December 30, 2022.

As stated in the section headed “Listings, Registration, Dealings and Settlement” in the Listing Document, the Designated Period is 90 calendar days from and including the Listing Date, in which trading activities can be carried out from the Pre-opening Session (as defined in the Rules of the Exchange) on December 30, 2022 and expiring upon the end of the Closing Auction Session (as defined in the Rules of the Exchange) on March 29, 2023.

The following table sets forth the average daily trading volume and average daily turnover of our Shares on the Hong Kong Stock Exchange from March 13, 2023 to March 17, 2023.

	Average daily trading volume of our Shares (number of shares)	Average daily turnover of our Shares (in millions) (HK$)	Average daily trading volume of our Shares (as a percentage of the total issued share capital of the Company) (%)
March 13, 2023 to March 17, 2023	53,818,930	139.42	1.41%

As stated in the section headed “Listings, Registration, Dealings and Settlement” in the Listing Document, the December 30 Announcement and Weekly Liquidity Announcements, the Company will release further announcements on liquidity arrangements regarding the accumulated average daily trading volume of our Shares on the Hong Kong Stock Exchange on a weekly basis during the Designated Period.

By Order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, March 17, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director and Dr. Ye Hangjun as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

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